UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2021

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

CONTENTS

MeaTech 3D Ltd. (the “Company”) announces that, in addition to participating at the Company’s 2021 Annual General Meeting of Shareholders (the “Meeting”) at its executive offices at 18 Einstein St., Ness Ziona Israel, on Monday, September 13, 2021 at 4:00 p.m. Israel time (9:00 a.m. EDT), shareholders can also participate via webinar, by registering in advance at https://us06web.zoom.us/webinar/register/WN_vNnYi6SCQJyriJ8eW785Tg. On August 9, 2021, the Company distributed a proxy statement (which includes the full version of the proposed resolutions) to all shareholders of record as of August 6, 2021. See the proxy statement for more information regarding the Annual Meeting and the agenda items.

Holders of Ordinary Shares
Verified holders of ordinary shares may vote by signing, dating and returning a proxy card in advance of the Meeting or by voting in person or by webinar at the Meeting. Even if they intend to participate in the Meeting in person or by webinar, holders of ordinary shares are encouraged to sign, date and return the proxy card at their earliest convenience using the instructions in the proxy statement.

Holders of American Depositary Shares
Voting instruction cards were distributed to holders of American Depositary Shares (“ADSs”) by Broadridge Financial Solutions or each holder’s bank or broker on behalf of the Bank of New York Mellon, the depositary of the ADSs (the “Depositary”), on or about August 19, 2021. The voting instruction cards enable holders of ADSs to instruct the Depositary on how to vote the Company’s ordinary shares represented by their ADSs with regard to the proposals listed in the proxy statement.

Even if they intend to participate in the Meeting in person or by webinar, holders of ADSs are encouraged to sign and date the voting instruction card at their earliest convenience and either submit it electronically using the instructions enclosed with the card or mail it in the envelope provided. If no instructions are received by the Depositary from a holder of ADSs on or before September 8, 2021 at 12:00 p.m. EDT, the deadline established by the Depositary for such purpose, the Depositary will not exercise any discretion in voting the ordinary shares represented by ADSs. It will not be possible for holders of ADSs to vote their ordinary shares represented by their ADSs live at the Meeting in person or by webinar.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer, Chief Technology Officer and Director

Date: September 3, 2021